March 12, 2018

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Tata Motors Limited

Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2017

Filed July 28, 2017

File No. 1-32294

Dear Ms. Blye:

This is in response to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated February 16, 2018 relating to the annual report on Form 20-F of Tata Motors Limited (the “Company”) for the fiscal year ended March 31, 2017 (the “2017 Form 20-F”).

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its response accordingly. The Company’s response to the Staff’s comments is as follows.

Form 20-F for the Year Ended March 31, 2017

1.	In your letter to us dated March 30, 2015, you described your business with Sudan. Your website states that you sell vehicles into Sudan, where CTC Automotive is your sole distributor. As you know, Sudan is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. export controls. You do not include disclosure about Sudan in the Form 20-F. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan since your 2015 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response

Except as described below, the Company does not have any dealings of any products, equipment, components, technology or services in Sudan, or, to its knowledge, any agreements, commercial arrangements or other contacts with the government of Sudan or entities controlled by the government of Sudan for sale of products, equipment, components, technology or services. There are no points of sale operated by the Company or its consolidated subsidiaries in Sudan. Currently, the Company does not anticipate any future material expansion of its operations in Sudan.

We note that, although Sudan has not yet been removed from the list of state sponsors of terrorism, effective October 12, 2017, sections 1 and 2 of Executive Order (“E.O.”) 13067 of November 3, 1997 and all of E.O. 13412 of October 13, 2006 were revoked, pursuant to E.O. 13761 of January 13, 2017, as amended by E.O. 13804 of July 11, 2017, and U.S. sanctions targeting Sudan have been materially relieved.

Further to the Company’s letter to the Staff dated March 30, 2015 (the “Prior Response Letter”), the table below sets forth the details of the Company’s vehicle units sold, sales amounts to customers in Sudan and related assets and liabilities for the periods indicated:

	Year ended March 31						Nine months ended December 31
	2015		2016		2017		2017
No. of Vehicles (in units)	358		98		58		56

	in million
	Rs.	USD	Rs.	USD	Rs.	USD	Rs.	USD
Revenues
Vehicles	294.7	4.6	180.1	2.8	101.2	1.6	92.5	1.4
Spare Parts	7.0	0.1	19.0	0.3	22.1	0.3	17.5	0.3
Total	301.7	4.7	199.1	3.1	123.3	1.9	110.0	1.7

Expenses
Warranty Expenses	0.7	0.01	0.9	0.01	—	—	—	—
Total	0.7	0.01	0.9	0.01	—	—	—	—

Assets and Liabilities
Receivables	—	—	—	—	22.1	0.3	0.2	—
Payables	(5.4)	(0.1)	(10.4)	(0.2)	(4.0)	(0.1)	(9.1)	(0.1)
Total net receivables/(payables)	(5.4)	(0.1)	(10.4)	(0.2)	18.1	0.2	(8.9)	(0.1)

For the convenience of the reader, the sales, expenses, assets and liabilities for fiscal years 2015, 2016 and 2017 and for the nine months ended December 31, 2017 have been translated into U.S. dollars at US$1.00 = Rs. 63.875 based on the fixing rate in the City of Mumbai on December 29, 2017 for cable transfers in Indian rupees, as published by the Foreign Exchange Dealer’s Association of India.

The Company sold vehicles and spare parts to its dealer in Sudan, Central Trading Company, on customary commercial terms during the fiscal years ended March 31, 2015, 2016 and 2017 and the nine months ended December 31, 2017. Central Trading Company has acted, and continues to act, as the Company’s distributor in Sudan. Central Trading Company, to the best of the Company’s knowledge, is not owned or controlled by the government of Sudan. For the fiscal year ended March 31, 2015 and the nine months ended December 31, 2017, respectively, the above sales include the sale of 27 vehicles and one vehicle, respectively, to the army of the Federal Democratic Republic of Nepal stationed in Sudan as part of United Nations peacekeeping operations on customary commercial terms.

The Company’s South Korean subsidiary, Tata Daewoo Commercial Vehicles (“TDCV”), sold vehicles and spare parts to its distributor Danfodio Commercial Company Ltd., a Sudanese company. TDCV also sold vehicles to another distributor, Big Boss Transport Co. Ltd, a Sudanese company. These sales were based on customary commercial terms. To the best of the Company’s knowledge, these companies were not owned or controlled by the government of Sudan.

Quantitative Assessment

The Company’s revenues from Sudan constituted under 0.01% of total revenues during the fiscal years ended March 31, 2015, 2016 and 2017, respectively, and were not quantitatively a material portion of total revenues during those periods. In addition, the Company does not own any physical assets in Sudan.

Between December 31, 2017 and the date of this response letter, revenues from sales to Sudan continue to be immaterial to the Company’s total revenues. Based on the Company’s current business plans, the Company does not expect sales to Sudan in future years as well to be quantitatively material to its financial condition or results of operations.

Qualitative Assessment

As described in the preceding paragraph and in the Prior Response Letter, the Company’s sales to parties in Sudan continue to be immaterial relative to total revenues. The Company is neither in the process of negotiating nor does it have any plans to enter into any agreement or arrangements with the government of Sudan, with respect to vehicle sales or otherwise. All appointments of dealers and agents for the sale of vehicles in Sudan have been entered on a commercial basis in the ordinary course of business. The Company has no plans to expand activities in Sudan.

On the basis of facts described in the preceding paragraph, the Company does not believe that its sales in Sudan are qualitatively material or would influence the investment decision of a reasonable person or have an impact on its reputation or share value.

The Company duly notes the divestment and similar initiatives regarding investments in companies that do business with U.S.-designated state sponsors of terrorism. The Company believes that such initiatives are intended to address investments in companies with extensive business with U.S.-designated state sponsors of terrorism, but not companies which only have incidental and low-level arrangements, such as the Company’s sales into Sudan described above. To the extent that any divestment initiative is specifically directed towards non-U.S. companies that have significant business with U.S.-designated state sponsors of terrorism or provide monetary or military support to such sponsors, the Company believes that its sales into Sudan described above do not rise to this level, and does not believe the Company would be targeted by such divestment or similar initiatives. Based on the foregoing consideration and the fact that the Company’s business contacts in Sudan are not material to the Company, either quantitatively or qualitatively, individually or as a whole, the Company does not believe these business contacts would materially impact any potential divestment or similar activity.

Conclusion

The Company does not consider its sales activities in Sudan to be material, on a quantitative or qualitative basis, to its result of operations or financial condition, and therefore does not include disclosure with respect to such activities in the 20-F. The Company will continue to monitor the materiality of its operations in this context.

* * * *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Should you have any questions, please feel free to contact Garth W. Bray of Sullivan & Cromwell (tel: (+852) 2826 8691; e-mail: BrayG@sullcrom.com), or P.B. Balaji, Group Chief Financial Officer (tel: +91-22-6665-7218; e-mail: pb.balaji@tatamotors.com) or Hoshang K. Sethna, Company Secretary (tel: +91-22-6665-7219; e-mail: hks@tatamotors.com), of the Company.

Very truly yours,

/s/ P.B. Balaji
P.B. Balaji Group Chief Financial Officer

cc:	Ms. Anne Nguyen Parker, Assistant Director

Mr. Pradip Bhaumik, Special Counsel

(Securities and Exchange Commission)

Mr. Hoshang K. Sethna, Company Secretary

(Tata Motors Limited)

Garth W. Bray

(Sullivan & Cromwell)